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                                                                    EXHIBIT 99.1

                               VOTING AGREEMENT

                                                                  March 15, 1996

Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, Nebraska 66131

      This letter memorializes an agreement of the undersigned (collectively the "Holders") with Berkshire Hathaway Inc. ("Berkshire").

      1.  The Subject Securities.  The securities subject to this agreement (the
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"Subject Securities") are all securities issued by Berkshire and having voting power in the election of Berkshire directors ("Voting Securities") as to which Warren E. Buffett has or shares voting and investment power, now or hereafter.

      2.  The Gap.  In all matters voted upon by holders of Voting Securities
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when, if ever, the Holders beneficially own Voting Securities having aggregate voting power exceeding 49.9% (the "Cap") of the aggregate voting power of all Voting Securities, the Holders will vote Subject Securities that represent the Holders' voting power in excess of the Cap in the same proportion as all other holders of Voting Securities voting on the matter vote their Voting Securities on the matter. The Holders shall determine which Subject Securities to vote proportionally.

      3.  Successors.  "Successor" means any person who acquires Subject
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Securities, whether by sale, gift, bequest, grant, distribution, assignment, or otherwise. If, but only if, and only for so long as, a Successor has or shares voting and investment power with respect to Subject Securities having aggregate voting power exceeding the Cap, such Successor shall be considered a "Holder" for purposes of Section 2 of this Agreement and will be bound by Section 2 of this Agreement.

      4.  Effectiveness; Automatic Termination.  This agreement will become
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effective upon the effectiveness of an amendment to Berkshire's Restated
Certificate of Incorporation first authorizing the issuance by Berkshire of shares of Class A Common Stock and Class B Common Stock. This agreement will terminate automatically if (a) the Class A Common Stock ceases to be convertible into Class B Common Stock at a time when the Subject Securities have aggregate voting power equal to or less than the Cap; (b) the per-share voting rights of Class B Common Stock become equal on a one-thirtieth (1/30th) equivalent basis to the per-share voting rights of Class A Common Stock; (c) the Holders convert all of their shares of Class A Common Stock into shares of Class B Common Stock; or (d) shares of Class A Common Stock and Class B Common Stock cease being listed on the New York Stock Exchange.

      5.  Miscellaneous.  This agreement constitutes the entire agreement among
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the parties with respect to this subject, is not intended to confer any rights or remedies upon any person other
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than the parties, and shall be governed and construed in accordance with
Delaware law without regard to any applicable conflicts of law.


                                  Very truly yours,


/s/ Warren E. Buffett                  /s/ Susan T. Buffett
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    Warren E. Buffett                      Susan T. Buffett


Howard Buffett Family Trust


/s/ Warren E. Buffett
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    Warren E. Buffett
    Trustee


               Accepted and agreed this 15th day of March, 1996


Berkshire Hathaway Inc.


/s/ Charles T. Munger
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    Charles T. Munger
    Vice-Chairman